Assurant Guidelines on Business Conduct—
Our Code of Ethics

“The companies that survive longest are the ones that work out what they uniquely can give to the world—not just growth or money but their excellence, their respect for others, or their ability to make people happy. Some call those things a soul.”

– Charles Handy

http://www.leadershipnow.com/visionquotes.html

Dear Colleagues,

As Charles Handy explains in the above quote, the soul of a company is the key to its longevity. This is especially true for Assurant—we offer products and services that touch people’s lives, and our business depends on the trust and confidence we earn from our employees, customers and shareholders. In everything we do, we should remember that people count on us.

Our reputation is based on a promise—a promise to our customers and shareholders, as well as a promise to ourselves to consistently act with honesty and integrity and according to the highest legal and ethical standards. It is the responsibility of each of us to uphold these values in everything we say and do in order to continue to cultivate a reputation of which we can be proud. This applies to every member of the Assurant community—including employees, management, members of the Board of Directors, agents, or others.

The attached information provides guidance regarding the legal and ethical issues that apply to each of us. Together, we will work together to help Assurant stand out among its peers as a company dedicated to excellence in both performance and integrity.

Sincerely,

J. Kerry Clayton

What We Say and Do

“Character is the firm foundation stone upon which one must build to win respect. Just as no worthy building can be erected on a weak foundation, so no lasting reputation worthy of respect can be built on a weak character.”

– R. C. Samsel

http://www.leadershipnow.com/characterquotes.html

At Assurant, we are proud of our long-standing commitment to operate according to our values—common sense, common decency, uncommon thinking and uncommon results. Everything we say and do is governed by the highest ethical standards and integrity.

What is my role in maintaining Assurant’s ethical standards?

We are all ambassadors for Assurant. Our actions and the choices we make reflect upon the company and our fellow employees. To this end, it is imperative that we consistently act in a way that enhances Assurant’s reputation for the highest ethics and integrity in all of its endeavors. Our ethical standards include the following:

•	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Comply with applicable governmental laws, rules and regulations;

•	Be committed to the full, fair, accurate, timely and understandable disclosure in reports and documents that Assurant files with, or submits to, the U.S. Securities and Exchange Commission and other regulators and in other public communications made by Assurant;

•	Promptly report any possible violation of ethical standards as appropriate per the situation:

o	For employment related concerns (including harassment or discrimination issues) please follow your business’ local reporting policies, outlined in your employee handbook.

o	For other violations of ethical or legal matters, excluding employment related concerns, please report the violation to your manager or Human Resources or Legal Department as appropriate per the situation as explained throughout this document. Or, if you wish to remain anonymous, you may call the Assurant Ethics and Compliance Hotline regarding these issues at [XXX-XXX-XXXX]*. For more information about this hotline, see page 20.

What are the consequences of violating the ethical standards behavior?

Our ability to deliver on our promise to customers, shareholders and employees is entirely dependent on our ability to operate according to the highest business standards. Therefore, if someone acts in a way that does not fit with our culture of integrity, responsibility and dedication to ethical principles, we will take action to correct the situation through disciplinary action, up to and including termination of employment and, in some cases, civil liability and criminal prosecution.

What do I do if I think I am entering into a situation that I find unethical?

You are encouraged to continually evaluate your own actions as well as the actions of others to ensure that our ethical principles are being upheld. If you find yourself in a situation that you believe may violate or lead to a violation of our company’s ethical standards, or if you become aware of violations or potential violations, you are encouraged to ask yourselves the following questions:

•	Does the action conflict with the ethical standards to which Assurant holds its employees, officers and directors?

•	Does the action make you uncomfortable because it appears to conflict with the company’s ethical standards or could be illegal?

•	Is this an action that you would not want to hear about in the media?

•	Have you been asked to lie, misrepresent information, deviate from normal procedure without explanation or to keep to yourself for no apparent reason?

If you answer “yes” to any of these questions, you are encouraged to report the situation to the appropriate manager, Human Resources or Legal Department immediately. For employment related concerns, follow your business’ local policies and for all other concerns you may call the Assurant Ethics and Compliance Hotline at [XXX-XXX-XXXX]*. Retaliation for reports made by employees, officers and directors in good faith is not allowed at Assurant.

If you have general questions about what our company considers our ethical standards, you can obtain further understanding by contacting your business’ Legal or Human Resources Department.

Key term: Ethics—a system or theory of moral values or principles.

Protecting Assurant’s Information and Resources

“The greater the loyalty of a group toward the group, the greater is the motivation among the members to achieve the goals of the group, and the greater the probability that the group will achieve its goals.”

– Rensis Likert

http://en.thinkexist.com/quotation/The_greater_the_loyalty_of_a_group_toward_the/11849.html

Trust and confidence are the cornerstones of all of our business relationships at Assurant. All Assurant employees, officers and directors are expected to respect the confidentiality of all information concerning the finances of our businesses, our products, services and systems, the way in which we conduct business, and our dealings with customers.

What information is considered confidential and proprietary?

Proprietary information helps us to differentiate ourselves in the marketplace and to develop and retain a competitive edge, and must be safeguarded and not disclosed to persons outside the company without prior authorization. Such information is for business purposes only and shall never be used for personal gain.

Examples of proprietary information include:

•	All personal, financial, health and other information that our customers and other third parties may share with us in the course of our business that is not otherwise made public.

•	All information concerning the finances of our businesses, our products, services and systems, the way in which we conduct business, and our dealings with customers, intermediaries, vendors and other third parties that has not otherwise been made public by the company.

Even within the company and in the course of your employment responsibilities, all employees, officers and directors must safeguard such information.

Real life example:

Q. You are attending a seminar or trade meeting, and you have been asked to make a speech or give a presentation. In your discussion, you are thinking about mentioning the possibility of a new vendor contract that has not yet been publicly announced, or financial results that have not yet been disclosed. Is sharing this information permissible?

A. No. Although sharing information and best practices with other organizations is important and encouraged, we must be cautious not to share with our competition or potential competition non-public information critical to the way Assurant conducts business.

If you have any questions or doubts about the appropriateness of your discussions or the content of any speech or presentation, be sure to consult your manager or your business’ Communications Department. For a copy of the Communications Principles and Guidelines, please contact the Corporate Communications Department at Assurant in New York.

What are the consequences of disclosure of proprietary information?

Unauthorized disclosure or misuse of confidential and proprietary information can be very damaging to our company’s business and puts all of our jobs at risk. As a public company, disclosure of proprietary information can also have legal consequences. If you have further questions about the legal ramifications of disclosing proprietary information, please contact your business’ Legal Department.

Real life example:

Q. While surfing the Internet, you come across a chat board which includes posting about the AIZ stock. Can you post a comment?

A. Despite what is posted by others, whether positive or negative, it is never permissible to post a comment on such chat boards. As an employee, you may have, or may be perceived as having, information in your possession that is not available to the general public. This information could be considered company property and should remain confidential. Without realizing it, your actions could affect the stock or reputation of our company.

What are the restrictions regarding my use of Assurant’s assets?

Protecting Assurant’s assets and ensuring their efficient use is a key factor in our business’ success. Unless you have the approval of management, Assurant’s assets, whether tangible (i.e. a laptop computer) or intangible (i.e. proprietary/confidential information), are to be used only by authorized employees, officers or directors or their designees and only for the legitimate business purposes of Assurant.

•	You are not permitted to take or make use of, or knowingly misappropriate the assets of Assurant or any customer, including any confidential information of Assurant, for your own use, the use of another or for an improper or illegal purpose.

•	You are not permitted to remove, destroy or dispose of anything of value belonging to Assurant without the consent of management.

•	When your employment with Assurant ends, you are required to return all furnishings, supplies, and materials other than your personal belongings that are property of Assurant.

Real life example:

Q. You spend a considerable amount of time each day using your business computer surfing the web to plan your upcoming vacation or send personal e-mails. Is this allowed?

A. This is not permitted under Assurant’s ethical standards since it involves the significant use of company assets, including your paid time, in a way that has no connection to the legitimate business purposes of Assurant. This level of activity is beyond what would be permitted as incidental or minor use.

Upholding the Law

“Moral principle is the foundation of law.”

– Ronald D. Dworkin

http://en.thinkexist.com/quotation/Moral_principle_is_the_foundation_of_law/224910.html

In keeping with our dedication to operate according to our values, Assurant is committed to upholding all federal and state laws and regulations applicable to our company’s businesses and with all applicable company policies. All employees, officers and directors at Assurant are expected to comply fully with all such regulations.

What laws, rules and regulations must I uphold?

Assurant’s businesses are subject to a wide range of federal and state laws, regulations and rules. Highlighted below are some of the key compliance guidelines that must be followed.

•	You shall not knowingly violate any law or regulation, including unfair trade or insurance practices laws. You should consult with your business’ Legal Department on any matter relating to actual or potential noncompliance with any law or regulation or any of the company’s contractual commitments.

•	You must maintain accurate and honest records and reporting of information.

•	You must not attempt to improperly influence or mislead any accountant engaged in preparing our audit. You must comply fully with all requirements applicable to our public disclosures.

•	You may not participate in a sales practice or act in a way that is intended to mislead, manipulate or take unfair advantage of a customer, member, provider or supplier, or misrepresent the company or its products or services.

•	You shall not misrepresent facts, contractual terms or company policies to a customer, member, provider, supplier or regulator. If you do so, even if accidentally, you must correct the misrepresentation as soon as possible after consulting with your manager and your business’ Legal Department.

•	You must establish and adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations, company policies and business needs. You may not destroy, alter or falsify any document that may be relevant to a threatened or pending lawsuit or governmental investigation. Consult with and follow the instructions of your business’ Legal Department in these situations.

•	You may not agree with representatives of our customers, suppliers and competing companies to take unfair advantage of anyone or engage in illegal practices, such as price fixing, unfair dealing or unlawfully restraining competition.

•	You may not discuss or exchange competitively sensitive information (e.g., relating to price or markets) with representatives of competing companies, except with the prior approval of your business’ Legal Department.

What is Insider Trading?

Key term: Insider trading is the purchase or sale of any company’s securities by persons who are aware of material information that is not yet known or available to the public or passing such information on to others who may purchase or sell a company’s securities based on material nonpublic information about that company.

•	You and your family members are prohibited from insider trading, which means you may not:

o	(1) trade (purchase or sell any Assurant securities, including Assurant, Inc. common stock, Assurant, Inc. bonds maturing in 2014 and 2034, and any other securities issued by Assurant, Inc. or its subsidiaries which are publicly traded) at any time when you are aware of material nonpublic information about the company, or

o	(2) tip (pass material nonpublic information on, or recommend the purchase or sale of Assurant securities) to others, including family and friends, while in possession of such material nonpublic information about the company.

Please note that insider trading prohibitions are not limited to only trading in Assurant securities. You are also prohibited from trading in the securities of other companies, such as customers or suppliers of Assurant and those with which Assurant may be negotiating a major transaction, while in possession of material information that is not yet known or available to the public.

What is “material information?”

Key term: Material information is any information that a reasonable investor would consider important in deciding whether to buy, sell or hold securities. Any information that could reasonably be expected to affect a company’s stock price, whether it is positive or negative, should be considered material.

     Some examples of material information are:

•	Projections of short-term future earnings or losses or other earnings guidance;

•	Changes in previously released earnings estimates or guidance;

•	Earnings expectations that are inconsistent with the consensus expectations of the investment community;

•	A pending or proposed merger, acquisition, financial offer or acquisition or divestiture of significant assets;

•	The development of a significant new product or process;

•	The gain or loss of a significant contract, order, customer or supplier;

•	Actual or threatened major litigation, or the resolution of such litigation;

•	Significant regulatory or legislative developments affecting Assurant;

•	A change in or other development regarding senior management;

•	A change in dividend policy or the declaration of a stock spilt;

•	An offering of additional securities; and

•	The existence of financial liquidity problems or impending bankruptcy

When is information “public?”

Information is considered to be available to the public after it has been released broadly to the marketplace and the investing public has had time to absorb the information fully. Information should not be considered fully absorbed by the marketplace until after the second full business day after the information is released.

If you are aware of material nonpublic information related to Assurant or any other businesses, you may not, directly or indirectly, use such material nonpublic information in purchasing or selling any securities of Assurant or these businesses. In addition, if you are aware of material nonpublic information, you may not have another person purchase or sell securities on your behalf, nor may you disclose such material nonpublic information to any person outside Assurant (including relatives, friends, or business associates, regardless of the purpose for which such disclosure may be made) until authorized Assurant officials have adequately disclosed the information to the public.

Real life example:

Q. After learning about a potential acquisition of another company by Assurant, information which is not yet available to the public, you are thinking about recommending to your brother that he sell his Assurant stock in case of a decline in performance. Is this allowed?

A. No. This is not permitted under the Securities and Exchange Act of 1934 or Assurant’s Insider Trading Policy, because it involves trading a security or tipping another to trade while in possession of material nonpublic information.

Although all employees, directors, officers, consultants and independent contractors of Assurant are prohibited from trading Assurant securities at any time while in possession of material nonpublic information about the company, Assurant has established additional periods—blackout periods—during which certain covered persons (persons who have or are presumed to have access to material nonpublic information about the company on a regular basis) may not buy or sell Assurant securities.

If you are a covered person, the Assurant Legal Department in New York will inform you as to when a blackout period is in effect, during which time you may not buy or sell any Assurant securities or advise or recommend others to buy or sell any Assurant securities.

This section is not intended to be a substitute for reading and understanding the Assurant Insider Trading Policy, which can be found on your business’ Intranet site. Before engaging in any transaction, please refer to the Policy for instructions on appropriate conduct and more detail on insider trading laws.

Conflicts of Interest

“Great organizations demand a high level of commitment by the people involved.”

– Bill Gates

http://www.thinkexist.com/English/Topic/x/Topic_208_1.htm

At Assurant, our employees are the key to our success. We are committed to creating a work environment that is consistent with our values and that offers employees the opportunity to develop their skills and talents. In return, employees’ commitment to the success of our operations makes us leaders in our businesses. For this reason, Assurant expects all employees, officers and directors to dedicate their best efforts to advancing the company’s interests and to use objective and unbiased standards when making decisions that affect our company. Business decisions should be made solely on the basis of quality, suitability, service, price and other competitive factors and without the influence of personal bias or conflicts of interest.

What is a conflict of interest?

A conflict of interest occurs when an employee’s, officer’s or director’s private interests interfere in any way, or even appear to interfere, with the interests of the company. Each employee’s, officer’s and director’s obligation to conduct the company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships.

Some examples of the types of activities that might cause conflicts of interest:

•	Ownership or other interest in or employment by any outside company that does business with Assurant.

•	Conducting business, not on behalf of Assurant, with any of Assurant’s vendors, suppliers, contractors, agencies, or any of their employees, officers or directors.

•	Representation of Assurant by an employee, officer or director in any transaction in which he or she, or a family member, has a substantial personal interest.

•	Disclosure or use of confidential, special or inside information of or about Assurant, particularly for personal profit or advantage of the employee, officer or director, or a family member of such person.

•	Competition with Assurant by an employee, officer or director directly or indirectly, in the purchase, sale or ownership of property or services or business investment opportunities.

Real life example:

Q. A coworker has asked you to hire his/her in-law for a large printing project. You have researched this printer and have found only negative reviews regarding the quality of their work. Should you hire them regardless?

A. You should express your concerns with your coworker, and suggest alternate options. If they insist, you should consult your business’ Legal Department for further guidance.

To whom does this Conflicts of Interest policy apply?

The policies set forth below apply to employees, officers, and directors of Assurant. Certain Assurant businesses or departments may adopt stricter rules, as circumstances require, upon prior approval of the Assurant Legal Department in New York.

Conflicts of Interest may arise in a variety of areas. Assurant’s Conflict of Interest policies are described below.

1.	Outside Employment and Business:

No employee, officer or director may be affiliated, full-time or part-time, as an employee, consultant or in any other capacity with a competitor or business partner of Assurant, whether or not for compensation, without disclosure of this information to their manager, and the approval of the Assurant Legal Department in New York. In addition, no employee or officer may conduct outside business activities during his or her normal working hours. No employee, officer or director may use any of Assurant’s assets or facilities for these outside business activities.

Real life example:

Q. In your free time, you are a member of a soccer team. You have been asked to print 500 fliers for an upcoming game. It would be easier to do this at work than at home, since the office has the supplies you would need. Is this permissible?

A. No. This would violate our company’s ethical standards because this would involve using Assurant assets, including your paid time as an employee, to benefit an outside organization.

2.	Outside Directorships:

Any employee, officer or director of Assurant who wishes to serve as a member of the Board of Directors of a for-profit company, must receive advance approval from the Assurant Legal Department in New York.

3. Financial Interests:

A financial interest is improper if the combination of your position with Assurant, the amount of your investment, and that particular company in which you invested could—when viewed objectively by another person—influence or be perceived to influence your actions as an employee, officer or director of Assurant. Therefore, employees, officers and directors should not make an investment in a company if such investment would conflict with, or be perceived to conflict with, the interests of Assurant.

For example, you should not have a financial or ownership interest in a company (for example, an Assurant competitor, vendor or client) if it could cause you, or be perceived by others to cause you, to choose between that interest and the interests of Assurant. Such an investment may constitute an improper conflict of interest that should be avoided.

As an employee, officer or director, you are expected to regulate your activities so as to avoid real or perceived conflicts of interest. If you are unsure whether your investment does or could cause a conflict of interest, please contact the Assurant Legal Department in New York.

4. Loans to Directors and Executive Officers:

In accordance with Section 402 of the Sarbanes Oxley Act of 2002, Assurant and its businesses are prohibited from directly or indirectly granting, extending, maintaining, or arranging for the renewal of, any personal loan or other form of credit (excluding loans permitted under any of Assurant’s employee benefit plans) to any director or designated Executive Officer of Assurant, Inc., First Fortis Life Insurance Company, and Fortis Benefits Insurance Company.

5. Loans to Employees and All Other Directors and Officers:

The extension of loans or other forms of credit, or guarantees of obligations thereof, to employees, officers, directors, or their family members create potential conflict of interest issues. Accordingly, all loans or other extensions of credit (excluding loans permitted under any of Assurant’s employee benefit plans, Equity Bridge Loans and reimbursements of expenses associated with Relocation Loans, subject to your business’ Relocation Policy) are prohibited.

6. Corporate Opportunities:

Employees, officers and directors owe a duty to Assurant to advance its legitimate interests when the opportunity to do so arises. Employees, officers and directors shall not take for personal use (or for use by a family member) any business opportunity learned of during the course of serving Assurant, using Assurant company property or as a result of such individual’s position with Assurant. To the extent that an employee, officer or director learns of a business opportunity that is within Assurant’s existing or proposed lines of business, that individual should inform the CEO or CFO of his or her business, as appropriate, of the business opportunity and refrain from personally pursuing the matter until such time as Assurant decides to forego the business opportunity. At no time may any employee, officer or director utilize any company property, information or position to generate personal gain or engage or participate in any business that directly competes with Assurant.

7. Employment and Supervision of Closely Related Persons:

In order to maintain Assurant’s commitment to fairness and avoid any perception of favoritism, closely related persons (as defined below) may not be employed at Assurant when such employment creates a situation where one relative has direct or indirect authority over the other or where one has the power to reward, supervise, appoint, remove, or discipline the other. An employee may not report directly to a closely related person and two relatives cannot have the same manager unless you have obtained prior approval from your business’ Human Resources Department. For further guidance, please refer to your business’ local policies.

A closely related person is defined as any person who is related to an employee, officer or director by blood or marriage or was previously related by marriage, including but not limited to, a spouse, domestic partner, ex-spouse/domestic partner, child, parent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, any person living in the employee’s, officer’s or director’s household, and any other relationship listed in your business’ policies.

In the case that a person becomes related to an employee, officer or director by blood or marriage or as a domestic partner after they begin their employment with Assurant, that employee, officer or director must inform their business’ Human Resources Department for further guidance.

8. Gifts and Entertainment:

In all matters related to gifts (any items of monetary value) or entertainment, it is the responsibility of the employee, officer or director to exercise good judgment. Offering or accepting gifts and entertainment is appropriate if there is a specific business purpose, the expenses incurred are ordinary courtesies of business life, such as gifts of nominal value or customary social entertainment, and the gift or entertainment falls within the guidelines of Assurant’s travel and entertainment policies (which permit reasonable and appropriate travel and entertainment expenses incurred while engaged in Assurant business activities), this Code of Ethics and all relevant laws and regulations.

An employee, officer or director may not accept or present a gift or entertainment (including, but not limited to, recreation, lodging, transportation and tickets) for the purpose of improperly influencing good business judgment in any business dealing or transaction involving Assurant or any enterprise associated with our company.

Reporting Conflicts of Interest:

Unless prior approval by the Assurant Legal Department in New York is required, as specified above, all conflicts of interest, or material transactions or relationships that reasonably could be expected to give rise to a conflict of interest, or even the appearance of a conflict of interest, must be communicated by the employee or officer directly to their business’ Legal Department. The employee or officer reporting the conflict or potential conflict should remove himself or herself from the decision making process. Confidential or anonymous reports regarding conflicts of interest also can be made to the Assurant Ethics and Compliance Hotline at [XXX-XXX-XXXX]*. The individual at the business’ Legal Department who has been informed of a conflict of interest shall provide a written report to the Assurant Legal Department in New York detailing the facts of each conflict of interest disclosure.

Respect for Each Other

Personal integrity is as important as executive skill in business dealings.

– Russell E. Palmer

http://www.leadershipnow.com/integrityquotes.html

At Assurant, we are committed to creating a supportive work environment where employees can grow and thrive and have strong equal employment policies and processes to help prevent discriminatory conduct. We have a long standing policy of non-discrimination and this policy is reinforced in our values. These values guide our behaviors and ensure our focused commitment to ensuring that all Assurant employees and prospective employees abide by all applicable federal, state and local laws prohibiting discrimination. It is also important to remember that even outside of work, you are viewed by the public as a representative and symbol of Assurant.

How does Assurant promote diversity within the organization?

We understand that diversity is a great strength in an organization. We actively seek a diverse workforce that is comprised of individuals who are capable and deserving of opportunity and employing these individuals in meaningful ways. We make all employment and personnel decisions based on merit, competence and qualifications, and we are committed to employees’ advancement and the maximum utilization of their abilities.

All aspects of employment with the company are governed on the basis of merit, competence and qualifications without regard to race, color, religion, sex, national origin, age, disability, veteran status or any other category protected by federal, state or local law.

What measures does Assurant take to prevent harassment?

We take great care to ensure that our company promotes growth and development in a caring and supportive environment. All Assurant businesses have established strict policies and procedures prohibiting harassment, of any form, of employees, including implied or expressed forms of sexual harassment. All members of management are responsible for the effective administration of these policies. For further information, see your business’ local harassment policy.

What should I do if I feel I’ve been a victim of harassment?

If you believe that you have been the subject of discrimination or harassment or retaliation by employees or non-employees, such as outside contractors or vendors, you should report the matter immediately to your business’ Human Resources Department. In the event employees advise their managers of these types of issues, managers must contact their business’ Human Resources Department.

In the event the complaint involves your business’ Head of Human Resources or CEO or your complaint has not been resolved to your satisfaction on a business level, you should contact the Head of Human Resources for Assurant in New York.

In all cases, reports will be investigated promptly and be kept confidential within the bounds of the investigation and the law. Retaliatory action against an employee for a complaint made in good faith will not be tolerated. If a violation is found to exist, appropriate corrective action will be taken, which can include discipline up to and including termination.

Real life example:

Q. You are uncomfortable with your boss’ flirtations, but you don’t want to say anything out of fear of losing your job. What should you do?

A. You should immediately speak to someone in your Human Resources Department. All information will be kept completely confidential within the scope of investigating your complaint, and steps will be taken to remedy the situation. Under no circumstances will retaliatory action be taken against anyone who in good faith reports an allegation.

Please remember to always consult your local sexual harassment policy for detailed information specific to your business’ policies and procedures.

Reporting any Illegal or Unethical Behavior

Keep true, never be ashamed of doing right, decide on what you think is right and stick to it.

– George Eliot

http://www.leadershipnow.com/integrityquotes.html

It is up to each and every one of us to ensure that Assurant operates according to our ethical standards at all times. In addition to supporting the laws and ethics to which our company is committed, it is your responsibility to report any instances where these laws or ethical standards are being broken.

What should I do if I see something or am asked to do something that I think violates the law or Assurant’s ethical standards?

Assurant promotes open communication throughout our company to resolve concerns, problems, or complaints employees may have.

•	For employment related concerns, including harassment or discrimination, please refer to your business’ local reporting policies.

•	For all other ethical or compliance concerns, you should first discuss your concerns with the appropriate manager, or your business’ Legal or Human Resources Department. If you are not comfortable doing so or wish to remain anonymous, you should call the Assurant Ethics and Compliance Hotline with concerns about non-employment related matters at [XXX-XXX-XXXX]*. This hotline is run by an independent company which provides an anonymous reporting service 24 hours a day, 7 days a week. This hotline is not intended as a substitute for speaking directly with management but is an option that is available 24 hours a day, 7 days a week if you want to help but prefer to remain anonymous.

What happens once I report a violation of the law or Assurant’s ethical standards to management, my business’ Legal or Human Resources Department, my business’ local reporting channels or the Assurant Ethics and Compliance Hotline?

Once a report is received by management, your business’ Legal or Human Resources Department, or your business’ local reporting channels, it is disseminated and investigated by the appropriate person(s) at Assurant, or an external third party, depending on the type of violation.

For all reported incidents, prompt and appropriate corrective action will be taken when and as warranted.

Consistent with policies of Assurant, there will be no retaliation directly or indirectly against anyone who in good faith reports an allegation.

Assurant has established the following procedures for the proper investigation and optimal resolution of illegal and/or unethical incidents reported through the Assurant Ethics and Compliance Hotline:

•	Accounting, internal accounting controls, or audit irregularities: Reports regarding complaints of accounting, internal accounting control or audit matters will be reviewed by Assurant’s Audit Committee with the assistance, where appropriate, of the General Counsel of Assurant in New York, or such other persons as the Audit Committee determines to be appropriate. The complaints will be investigated and resolved under the direction of Assurant’s Audit Committee. Some examples of complaints relating to questionable accounting or auditing matters include:

o	Fraud or deliberate error in the preparation, evaluation, review or audit of the financial statements of Assurant;

o	Fraud or deliberate error in the recording and maintaining of financial records of Assurant;

o	Deficiencies in or noncompliance with Assurant’s internal accounting controls;

o	Misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of Assurant; or

o	Deviation from full and fair reporting of Assurant’s financial condition

•	Other Issues: Reports involving all other incidents will be handled by the Assurant Legal and/or Human Resources Departments in New York or properly disseminated to your business’ Legal and/or Human Resources Departments and/or external counsel for review, investigation and resolution.

If you make a report of a violation through the Assurant Ethics and Compliance Hotline, it is up to you whether to identify yourself or to make an anonymous report.

•	If you choose to identify yourself, an appropriate member of management, either directly or indirectly through Assurant’s Ethics and Compliance Hotline, will contact you regarding the investigation and resolution of your complaint.

•	If you wish to remain anonymous, an interview specialist will take your report, disseminate the information to the appropriate person(s) at Assurant, as specified above, and give you a reference number and call back date. When you call the hotline back, you will be able to ask and/or answer follow-up questions relating to your report and receive information regarding the investigation and resolution of your complaint.

Please remember that the Assurant Ethics and Compliance Hotline is not intended to address allegations of harassment, discrimination or other employment related matters. You should follow your business’ local policies with respect to these topics.

All investigations will be conducted in a confidential manner, to the extent possible, consistent with the need to conduct an adequate investigation.

Supplemental Standards for Chief Executive Officers and other
Senior Financial Officers of Assurant

In addition to complying with all policies included in the Assurant Code of Ethics, the chief executive officer, principal financial officer and controller or principal accounting officer, or persons performing similar functions (the “Financial Officers”) of Assurant, Inc., First Fortis Life Insurance Company, Assurant Employee Benefits, Assurant Solutions, Assurant Preneed and Assurant Health must comply with the following supplemental ethical standards:

Integrity and Accuracy of Public Disclosures

The Financial Officers shall take all reasonable steps to provide full, fair, accurate, timely and understandable disclosures in the reports and documents that Assurant, Inc., First Fortis Life Insurance Company and Fortis Benefits Insurance Company file with or submit to the Securities and Exchange Commission and in other public communications made by these businesses. In the event that a Financial Officer learns that any such report, document or communication does not meet this standard and the deviation is material, then such officer shall review and investigate such deviation, advise the Board of Directors of Assurant, Inc. or the Audit Committee of the Board of Directors regarding the deviation and, where necessary, revise the relevant report, document or communication.

Waivers

Waivers or exceptions to this Code will be granted only in advance and only under exceptional circumstances by the Assurant Nominating and Corporate Governance Committee of the Board of Directors. Requests for waivers should be submitted in advance to the Assurant Legal Department in New York. Any waivers that are granted will be disclosed promptly and in accordance with applicable laws, rules and regulations, including those of the New York Stock Exchange and the Securities and Exchange Commission.

Conclusion

The secret of success is constancy to purpose.

– Benjamin Disraeli

http://en.thinkexist.com/quotation/The_secret_of_success_is_constancy_of_purpose/12872.html

At Assurant, we are proud of our ongoing commitment to the highest ethical standards of doing business. In order to maintain our commitment, all employees, officers and directors of Assurant should conduct themselves in a manner consistent with our standards. If you have any questions about any of the issues described in this document, or about more specific issues such as whether any particular act or failure to act in a given situation is consistent with Assurant’s ethical standards, you should consult an immediate manager, any more senior manager or officer within your business, or your Human Resources or Legal Departments within your business.

We encourage you to discuss your questions and concerns before taking any action that may be inconsistent with our values. You are always free to discuss our values and ethical standards with management at all levels of the organization. They are always available to assist you in avoiding or resolving any potential, perceived or actual conflict. Failure to adhere to Assurant’s ethical standards may result in discipline and possibly loss of employment.

Your actions make a difference—it is thanks to the honesty and integrity of our employees that we can be proud of our excellent reputation and our commitment to the highest ethical standards of business. We would like to thank each of you for living the Assurant values and continuing our company’s commitment to excellence.

This document is not a contract of employment and does not alter the at-will employment relationship between Assurant and employees of Assurant.

* Assurant employees can view the Assurant Ethics and Compliance Hotline telephone number on the Assurant in New York intranet site under Reference/“Code of Ethics”.